UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO WIDE
	B. Representative		Kim, Jung-Soo
	C. Main business		Facility management • Management service
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	722,110
		Total liabilities	459,264
		Total shareholders’ equity	262,846
		Capital stock	9,571
2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	902,946
		Shareholding ratio (%)	47.2
	After inclusion	Shares held (shrs.)	1,914,211
		Shareholding ratio (%)	100
3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	73,374
		Percentage in total assets (%)	0.1
	After inclusion	Value of shares held (KRW million)	308,629
		Percentage in total assets (%)	0.6
4. Total number of subsidiaries	Before inclusion		16
	After inclusion		17
5. Reasons for inclusion			Acquisition of equity
6. Date of inclusion			December 27, 2023
7. Date of board resolution (decision date)			December 19, 2023
8. Other matters to be factored into investment decisions

- In compliance with the article “Restrictions on Acts by Holding Companies” under the Monopoly Regulation and Fair Trade Act, POSCO E&C which is a subsidiary of POSCO HOLDINGS will transfer its entire stake in POSCO WIDE to POSCO HOLDINGS. As a result of this transfer, POSCO WIDE will become a subsidiary of POSCO HOLDINGS from its former status of second-tier subsidiary.

- ‘Value of shares held’ before inclusion under 3. ‘Percentage of value of shares held to total assets’ is the book value of POSCO WIDE on the separate financial statements of POSCO HOLDINGS on FY 2022 Business Report and ‘Value of shares held’ after inclusion is the sum of book value before inclusion (KRW 73,374million) and acquisition price (KRW 235,255million).

- ‘Percentage in total assets(%)’ before/after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the equity value to the total assets of the separate financial statements of POSCO HOLDINGS on FY 2022 Business Report.

- Above 6 ‘date of inclusion’ is settlement date of share transaction (transfer date of shareholding right).

- Above 7. Date of board resolution (decision date) is the date of resolution of the board of directors of POSCO HOLDINGS.

ø Related disclosure	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 27, 2023	By	/s/ Han, Young-Ah
(Signature)
	Name:	Han, Young-Ah
	Title:	Senior Vice President